March 19, 2025

Daniel Boehle
Chief Financial Officer
TTM Technologies, Inc.
200 East Sandpointe
Suite 400
Santa Ana CA 92707

       Re: TTM Technologies, Inc.
           Form 10-K for the year ended December 30, 2024
           File No. 0-32185
Dear Daniel Boehle:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 45

1. We note that you discuss your results of operations on a segment basis in terms of net sales and gross margin. Please explain to us what consideration you gave to discussing the change in segment operating income, your segment profitability measure disclosed in the notes to the financial statements, as part of your MD&A discussion. See guidance in Item 303(b) of Regulation S-K.
Notes to the Consolidated Financial Statements
Segment Information, page 85

2. Please refer to the reconciliation of net sales to segment operating income. Please tell us whether operating expenses represents a significant segment expense determined in accordance with ASC 280-10-50-26A or if it represents "other segment items" in accordance with ASC 280-10-50-26B. If the amount represents other segment items,
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       please tell us how you complied with the guidance in ASC 280-10-50-26B, including disclosure of a qualitative description of the composition of other segment items.
       Please advise.
3. We note your disclosure of "other profit or (loss)" in your reconciliation of total segment operating income to consolidated income before taxes. We also note from footnote (1) that this amount represents elimination of inter-segment sales, accelerated depreciation associated with plant closures, gain on sale of assets, unrealized gain/loss on commodity hedge, acquisition costs, non-cash goodwill impairment charge, restructuring, and purchase accounting related inventory markup. In light of the significance of this amount in each year presented, we believe that you should separately disclose all significant amounts in accordance with ASC 280-10-50-31.
       Please revise future filings accordingly.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing